WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

January 25, 2006

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 19,105,603

Further to the Company’s news releases dated October 18, 2005 and January 5, 2006, Western Wind Energy Corporation is pleased to announce that Pacific Hydro Limited (“Pacific Hydro”) of Australia is subscribing for a further 4,333,333 units of the Company at a price of $1.50 per unit. Each unit will comprise of one (1) common share and one (1) share purchase warrant. Each warrant will entitle the holder to purchase one (1) additional common share, for a period of two years, at a price of $1.60 per share.

Western Wind Energy and Pacific Hydro will also execute a formal and binding Alliance Agreement whereby Western Wind will contribute its assets, contracts and people into a joint venture relationship with Pacific Hydro for future wind farm developments. The joint venture equity will be split 51/49 in favour of Pacific Hydro with Pacific Hydro being the project manager on these projects. Western Wind will provide its expertise related to zoning, engineering and design supervision, property acquisition and PPA negotiation. Pacific Hydro will provide it’s development, engineering, financial and legal capabilities.

The Alliance Agreement is being initiated with over $900 million in power sales agreements executed by Western Wind Energy. The underlying benefits of the Alliance Agreement are expected to be the development of over 500 megawatts of wind power projects by the parties. Western Wind Energy will now have an opportunity to accelerate and expand its development, construction and ownership of wind farms.

California

Western Wind Energy is working closely with Southern California Edison to develop a transmission pathway for the Company’s 120 megawatt WindStar Project.

The Company is currently completing the purchase of the Windridge generating asset. Western Wind Energy is negotiating the purchase of several further substantial producing wind energy assets within the State of California.

Arizona

Western Wind Energy has ordered 15 megawatts of new Mitsubishi Power Systems MHIA 1000A wind turbine generators and has made deposit payments pursuant to the letter of intent with Mitsubishi. Western Wind Energy is also developing a site plan and making application for the permitting of the 15-megawatt wind energy facility being constructed pursuant to a 15-megawatt power sales agreement with Arizona Public Service. Western Wind’s wind data collection has recorded the highest wind speeds within the State of Arizona. Western Wind has secured the leasehold rights to over 15,000 acres of government land, contiguous and adjacent to Western Wind’s 1,100-acre privately owned parcel. The privately owned parcel will be purchased fee simple using US $1,405,000 of the private placement proceeds, as described above. This property is already zoned, heavy industrial, indicating that wind farm construction is a permitted use. Western Wind Energy plans to permit the adjacent 15,000 acres and develop a further 200 megawatts for the Arizona market.

New Brunswick

The 20-megawatt Grand Manan project has received all permits and approvals and Western Wind Energy is continuing to negotiate the final turbine supply agreement for third quarter 2006 delivery. Western Wind has responded to New Brunswick Power’s 400-megawatt expression of interest and the outcome of that submission will be announced by April, 2006.

During the past year, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is developing a further 120-megawatts which is an expansion from management’s 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly-owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.